Exhibit 99.1

Huami Corporation Files 2019 Annual Report on Form 20-F

BEIJING, April 23, 2020 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a cloud-based healthcare services provider with world-leading smart wearable technology, today announced that it has filed its Annual Report on Form 20-F for the full year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be accessed on the Company’s investor relations website at http://ir.huami.com and on the SEC’s website at www.sec.gov. The Company will provide hardcopies of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@huami.com.

About Huami Corporation

Huami is a cloud-based healthcare services provider with world-leading smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2019, Huami shipped 42.3 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com